FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1       FRN Variable Rate Fix released on 23 June 2003
No. 2       FRN Variable Rate Fix released on 26 June 2003
No. 3       FRN Variable Rate Fix released on 27 June 2003
No. 4       Employee Share Option Scheme released on 27 June 2003
No. 5       Doc re.Pricing Supplement released on 27 June 2003
No. 6       Doc re.Pricing Supplement released on 27 June 2003
No. 7       Doc re.Pricing Supplement released on 27 June 2003
No. 8       Doc re.Pricing Supplement released on 27 June 2003
No. 9       FRN Variable Rate Fix released on 27 June 2003

Document No. 1

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 23, 2003---

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 23-Sep-2005
    ISSUE DATE: 01-May-2003
    ISIN: XS0167839942

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Jun-2003 TO 23-Sep-2003 HAS BEEN FIXED AT 3.687500 PCT.

INTEREST PAYABLE VALUE 23-Sep-2003 WILL AMOUNT TO:
GBP 92.95 PER GBP 10,000.00 DENOMINATION.
-------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 2

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 26, 2003---

RE: NORTHERN ROCK PLC
    GBP 284,000.00
    MATURING: 16-Mar-2009
    ISSUE DATE: 13-Jun-2003
    ISIN: XS0170539653

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Jun-2003 TO 16-Sep-2003 HAS BEEN FIXED AT 3.713680 PCT.

INTEREST PAYABLE VALUE 16-Sep-2003 WILL AMOUNT TO:
GBP 9.67 PER GBP 1,000.00 DENOMINATION.
-------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 27, 2003--

RE: NORTHERN ROCK PLC
    GBP 3,000,000.00
    MATURING: 11-Dec-2008
    ISSUE DATE: 17-Jun-2003
    ISIN: XS0170701428

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Jun-2003 TO 11-Sep-2003 HAS BEEN FIXED AT 3.766750 PCT.

INTEREST PAYABLE VALUE 11-Sep-2003 WILL AMOUNT TO:
GBP 88.75 PER GBP 10,000.00 DENOMINATION.
--------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 4

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 27 June 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 3,750, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,160,975 Shares representing 1.22% of the Company's issued share capital.





END

Document No. 5

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     260
Description:                      Issue of GBP 703,000 Floating Rate Notes due
                                  29 August, 2008
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       27 June 2003
Maturity Date:                    29 August 2008
ISIN:                             XS0171562332

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

Document No. 6

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     259
Description:                      Issue of GBP 2,547,000 Floating Rate Notes due
                                  6 July, 2009
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       27 June 2003
Maturity Date:                    6 July 2009
ISIN:                             XS0171562175

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

Document No. 7

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     258
Description:                      Issue of GBP 1,246,000 Floating Rate Notes due
                                  29 December, 2008
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       27 June 2003
Maturity Date:                    29 December 2008
ISIN:                             XS0171561797

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).


END

Document No. 8

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     262
Description:                      Issue of GBP30,000,000 Floating Rate Notes due
                                  27 June 2006
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      99.85 per cent.
Specified Denomination            GBP10,000.00
Issue Date:                       27 June 2003
Maturity Date:                    27 June 2006
ISIN:                             XS0171778268

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).


END

Document No. 9

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 27, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP  703,000.00
    MATURING: 29-Aug-2008
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171562332

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Jun-2003 TO 29-Aug-2003 HAS BEEN FIXED AT 3.720270 PCT.

INTEREST PAYABLE VALUE 29-Aug-2003 WILL AMOUNT TO:
GBP 6.42 PER GBP 1,000.00 DENOMINATION
-------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  30 June, 2003            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary